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                                                                    EXHIBIT 99.1


               (CHARTERED SEMICONDUCTOR MANUFACTURING LETTERHEAD)

N E W S   R E L E A S E
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
INVESTOR CONTACTS:
Suresh Kumar                                   Clarence Fu
(1) 408.941.1110                               (65) 6360.4060
sureshk@charteredsemi.com                      cfu@charteredsemi.com

MEDIA CONTACTS:
Chartered U.S.:                                Chartered Singapore:
Tiffany Sparks                                 Maggie Tan
(1) 408.941.1185                               (65) 6360.4705
tiffanys@charteredsemi.com                     tanmaggie@charteredsemi.com
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           CHARTERED DETAILS STRATEGY TO ENHANCE GROWTH POTENTIAL AND
                             IMPROVE COST STRUCTURE

     Key Points:

     - Major push to leverage recent gains in advanced technology and Chartered's customer-preferred open EDA/IP approach

     - Increasing leading-edge capacity from 15% to 50% of total by end of 2004, at reduced investment and without increasing total capacity

     - Addressing mature capacity imbalance by: consolidating Fab 1 business operations into Fab 2 by March 2004; targeting strategic partnerships for volume production; and working toward establishing a manufacturing presence in China



SINGAPORE - February 13, 2003 - Chartered Semiconductor Manufacturing (Nasdaq:
CHRT and SGX-ST: CHARTERED), one of the world's top three silicon foundries, today outlined its strategy for moving faster toward its return to profitability with plans to enhance the Company's growth potential and improve its cost structure. Chartered's strategy is focused on top-line growth and transformation of its capacity base, which includes a consolidation of its Fab 1 business into Fab 2 by March 2004.

"We believe that gains Chartered has made in advanced technology in the last two years, coupled with the recently announced joint-development agreement with IBM and our customer-preferred open EDA/IP approach, place the Company in a much stronger position with respect to advanced technology and access to new customer and market opportunities," said Chia Song Hwee, president & CEO of Chartered.

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"However, the speed at which Chartered can return to profitability continues to be paced by a capacity and cost base which were put in place several years ago, when our customers were expecting much higher growth in their markets. While Chartered believes it can grow faster than the overall semiconductor market this year, the industry remains depressed as it continues to slowly recover from the worst downturn in its history and the global economic outlook remains clouded. Our strategy addresses these issues and opportunities."


CHARTERED'S STRATEGY

Chartered provides a range of flexible manufacturing solutions for convergence era and system-on-chip applications that require both advanced and more cost-effective, reliable mature technologies(1). With its advanced technology foundation in place, the next phase of Chartered's return-to-profitability strategy is targeted at improving top-line growth and optimizing the Company's capacity base. Key points of this strategy include:

- CAPITALIZE ON CHARTERED'S BUSINESS OPPORTUNITY IN ADVANCED TECHNOLOGY - WHILE CONTINUING TO SERVE THE MARKETS FOR MATURE TECHNOLOGIES

     Chartered's strengthened technology portfolio provides the Company an opportunity, for the first time in its history, to aggressively target "first-source"(2) business, which typically commands higher prices and profit margins. Success in 2002 with ramping advanced technologies to 39% of total in fourth quarter 2002, from just a few percent of total in mid-2001, reflects the Company's ability to engage customers at the leading edge. Achievement of the Company's 0.13-micron goal - first revenue shipments in fourth quarter 2002 - reinforced by an increasing number of customer engagements at this node, indicates that healthy momentum on leading-edge shipments will likely continue through 2003 and beyond.

     Chartered's customer-preferred open EDA/IP approach, coupled with the IBM joint-development agreement, further bolsters confidence that the Company has the ability to become a leading first-source solutions provider. To ensure that customers have freedom of choice and maximum flexibility, Chartered provides easy access to a robust third-party network of pre-qualified EDA, IP and design services solutions. Chartered is also taking an industry leadership role in advocating an open, standards-based approach with industry organizations and commercial consortiums.

     Taking full advantage of Chartered's enhanced position in advanced technologies broadens the Company's reach and is expected to provide Chartered the opportunity for higher profit margins as well as increased customer and market diversification.

     At the same time, the mature technology segment remains a growing and important part of Chartered's business. The Company will continue to increase its reach into mature markets with productization of niche technologies, which leverage Chartered's strength in mixed-signal and RF CMOS processes for applications such as display power management, smart cards, RFID tags and battery management for mobile products.

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-    TRANSFORM CHARTERED'S MANUFACTURING BASE - RESULTING IN LOWER COST
     STRUCTURE, BETTER ALIGNMENT TO THE MARKET AND INCREASED OPERATIONAL FLEXIBILITY

     As a result of the sharp contraction in the semiconductor market over the last two years, the worst in the industry's history, Chartered has excess capacity at mature technology nodes. At the same time, in order to fully capitalize on its enhanced technology position, Chartered needs more leading-edge capacity.

     Chartered's fab rationalization plan, the most aggressive in the Company's history, is aimed at reducing excess capacity and rapidly expanding capability for advanced technologies, as well as consolidating all Singapore fab operations onto its main campus in Woodlands. The plan includes adoption of a "borderless fab" approach, targeted to improve asset utilization and provide greater flexibility and scalability across all of the Company's fabs.

     To support the Company's growth potential in advanced technologies, Chartered has developed a cost-effective plan to upgrade its capacity base. Under the plan, which will be paced by market demand, Chartered intends to increase capacity for 0.18-micron and below from 15% in 2002 to 50% by the end of 2004, and do so without increasing Chartered's total capacity base. Using the borderless fab approach, the Company expects to realize a capital avoidance of approximately 30% on the final half of these additions.

     Chartered intends to address the issue of utilizing mature capacity in four ways:

          - Continue its thrust in developing niche technologies, which open new customer and market opportunities

          - Phase out Fab 1, which is located on a stand-alone site, and consolidate its business into Fab 2 on the main campus by March 2004

          -    Target strategic partnerships for volume production

          - Work toward establishing a manufacturing presence in China, with appropriate partners, to leverage Chartered's equipment assets, technology and expertise in mature processes


DETAILS OF FAB 1 CONSOLIDATION

Chartered operates five fabs in Singapore. Fab 1 - the Company's only 150mm fab
- and Fab 2 both serve mature technology markets. Based on the Company's projections for these markets, they can be adequately served from just Fab 2. Therefore, in order to significantly reduce its fixed cost base, the Company will phase out Fab 1 and consolidate its business into Fab 2. The transition process is expected to take approximately 13 months, during which time Chartered will work very closely with customers to ensure continuity of supply. Moving from 150mm wafers to 200mm wafers typically provides customers a lower cost per chip. While it is too early to determine how every customer will proceed, Chartered expects that the Company will retain the majority of this business.

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Chartered currently employs approximately 500 people in Fab 1, about half of whom are production operators. The Company expects employment in the fab to be maintained through March 31, 2004, and employees are being incentivized to work through the entirety of this transition period in order to ensure the smooth transfer of business to Fab 2. Chartered does not anticipate having positions for Fab 1 employees beyond March 2004. All employees who are separated at the conclusion of operations will receive a package that includes severance pay and other compensation benefits, career transition assistance, job counseling and other elements. Including Fab 1, Chartered employs about 3500 people worldwide, and it is not anticipated that the Fab 1 action will result in reductions elsewhere in Chartered's workforce.

"Taking strategic actions that impact employees is always difficult," said Chia. "However, the consolidation of Fab 1 operations into our main campus is an important step in improving our cost structure and providing enhanced flexibility. We are committed to working very closely with our employees and customers throughout the entire Fab 1 transition."

FINANCIAL DETAIL

Chartered expects that the closure of Fab 1, when complete, will result in an annualized cost savings of approximately $25 million. One-time pre-tax costs associated with retention, work force reduction, plant closure, customer assistance and other related expenses are estimated to total approximately $18 to $22 million, not including potential gains on the disposition of fixed assets. Timing of recognition of these expenses will begin in the first quarter of 2003 and continue over the periods until the closure is complete, as governed by the newly effective SFAS 146 and other applicable accounting guidelines. Approximately three-quarters of these expenses are expected to be recognized in 2003, with approximately $4 million recognized in the first quarter - including $2 million of income taxes resulting from changes in tax status associated with the Fab 1 closure. These first quarter amounts were not included in the Company's net loss guidance of "approximately $96 million to $99 million," which was provided in its January 29, 2003 earnings release. As mentioned in that release, the Company anticipates issuing its mid-quarter guidance update for first quarter 2003, via news release, on Tuesday, March 11, 2003, Singapore time.

There is no change in the Company's previously announced guidance for $275 million in capital expenditures in 2003.

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Chartered's capacity plan, which will be paced by success in the market place, is targeted to include advanced technology capacity of approximately 50,000 wafers per month in December 2004, with approximately half of this being 0.13-micron capacity.

The final half of the plan to increase advanced technology capacity will incorporate the Company's borderless-fab approach, and is expected to increase advanced technology capacity by 18,000 wafers per month, at an investment level of approximately $560 million. This represents a 30% capital avoidance compared to a traditional approach. About $20 million of this amount is included in the Company's 2003 capital expenditure plan.

To provide an approximate indication of the maximum impact the closure of Fab 1 might have on the Company's reported utilization, if Fab 1 had already been closed in the fourth quarter 2002, and if all of the production shipped from Fab 1 in the fourth quarter had been shipped from Fab 2's existing capacity base, the Company's overall utilization would have improved to 46%, from the reported 39%. Fab 1 is not expected to cease operation until March 2004. Until such time as it ceases operation, or a portion of the equipment is decommissioned, Fab 1's capacity will remain in Chartered's utilization calculation.


CEO'S CLOSING COMMENTS

"Chartered's management team is committed to returning the Company to profitability as quickly as possible. At the same time, the team is also committed to building a strong and aggressive organization and operation that can compete with the best in our industry, and earn a fair return on invested capital for shareholders over the long term. We believe that the actions summarized in this release are significant steps in that direction," concluded Chia.


WEBCAST CONFERENCE CALL TODAY
Chartered will discuss today's announcement in a conference call today, February 13, 2003, at 9:45 a.m. Singapore time (US time 5:45 p.m. PT/8:45 p.m. ET, February 12, 2003). A webcast of the conference call will be available to all interested parties on Chartered's Web site at www.charteredsemi.com, under Investor Information, Releases & Confcalls, or at http://investor.charteredsemi.com/releases.cfm.

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ABOUT CHARTERED
Chartered Semiconductor Manufacturing, one of the world's top three silicon foundries, is forging a customized approach to outsourced semiconductor manufacturing by building lasting and collaborative partnerships with its customers. The Company provides flexible and cost-effective manufacturing solutions for customers, enabling the convergence of communications, computing and consumer markets. In Singapore, Chartered operates five fabrication facilities and has a sixth fab, which will be developed as a 300mm facility.

A company with both global presence and perspective, Chartered is traded on both the Nasdaq Stock Market (Nasdaq: CHRT) and on the Singapore Exchange (SGX-ST:
CHARTERED). Chartered's 3,500 employees are based at 11 locations around the world. Information about Chartered can be found at www.charteredsemi.com.


SAFE HARBOR STATEMENT UNDER THE PROVISIONS OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to our return-to-profitability strategy with plans to enhance our growth potential and improve our cost structure; our position with respect to advanced technology and access to new customer and market opportunities; our expected growth rate, our outlook of the industry and global economy; our expectation of our leading-edge shipments for the year 2003 and beyond; our ability to become a leading first source solutions provider; our enhanced position in advanced technologies and the opportunity for higher profit margins and increased customer and market diversification; our strategy for our mature technology segment; our fab rationalization plan, including the adoption of a "borderless fab" approach and its expected impact; our plan to upgrade our capacity base, increase capacity for 0.18-micron and below processes through the end of year 2004, realize capital avoidance and enhance utilization of our mature capacity; our plan to phase-out Fab 1 and consolidate the business into Fab 2 by March 2004, including our expectation of the transition period and our ability to retain the majority of the Fab 1 business, the impact on our cost of manufacturing and the impact on Chartered's workforce; our expectation of the financial impact of the closure of Fab 1 including the expected annualized cost savings, one-time pre-tax costs associated with retention, work force reduction, plant closure, customer assistance and other related expenses, potential gains on the disposition of fixed assets, expected income tax expenses associated with the Fab 1 closure, the timing of recognition of such expenses; the Company's guidance for net loss in the first quarter of 2003 and capital expenditures in year 2003; our target advanced technology capacity volume in December 2004; and our expected increase in advanced technology capacity and related investments in 2003 and beyond reflect our current views with respect to future events and financial performance, and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are: changes in market outlook and trends, specifically in the foundry services and communications and computer segments; the growth rate of fabless companies and the outsourcing strategy of integrated device manufacturers; the rate of semiconductor market recovery; economic conditions in the United States as well as globally; customer demands; unforeseen delays or interruptions in our plans for our fabrication facilities (including Fab 7); the performance level of and technology mix in our fabrication facilities; the successful

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implementation of our partnership, technology and supply alliances including our joint development with IBM and our EDA approach; our ability to retain our Fab 1 employees during the transition period and to effect a smooth transfer of business from Fab 1 to Fab 2; and competition. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which could cause actual results to differ materially can be found in the section captioned "Risk Factors" in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which are based on the current view of management on future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                      # # #

(1) Chartered defines "advanced technologies" as those with line-width geometries of 0.18-micron or finer. Included in this category are 0.18-micron,
0.13 micron and 90-nanometer. "Mature technologies" are defined as those with line-width geometries of 0.25-micron or greater.

(2) "First source" refers to being selected as first manufacturing source for customers' new product introductions.